Exhibit 99.1

Axcan Pharma inc. 597, boulevard Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4 Tél.: (450) 467-2600 1-800-565-3255 Téléc.:(450) 464-9979 www.axcan.com

February 5, 2008

Dear Shareholder:

On January 28, 2008, the Superior Court of Québec issued a final order approving the proposed arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) of Axcan Pharma Inc. (the “Corporation”) concerning the acquisition of all of the outstanding common shares (the “Common Shares”) of the Corporation by 4445660 Canada Inc. (the “Purchaser”), an affiliate of TPG Partners V, L.P., which had been previously approved at the special meeting of shareholders of the Corporation held on January 25, 2008 (the “Meeting”).

The completion of the Arrangement is expected to occur in the first quarter of calendar 2008, subject to the terms of the Arrangement.  The Corporation will issue a press release confirming the date of the completion of the Arrangement.

As contemplated by the Arrangement, in order for you to receive the US $23.35 cash payment for your Common Shares, you are required to deposit the certificates representing your Common Shares with Computershare Investor Services Inc. (the “Depositary”), together with a properly completed and duly executed Letter of Transmittal and all other required documents. In order for you to receive the consideration for your shares as soon as possible, you should complete and return the enclosed Letter of Transmittal together with the certificates for your Common Shares in advance of the date of the completion of the Arrangement.

The enclosed Letter of Transmittal is for use by you as a registered holder of Common Shares in connection with the completion of the Arrangement. In connection with the foregoing and your completion of this Letter of Transmittal, we refer you to the Notice of Meeting of Shareholders of the Corporation and the Management Information Circular (the “Circular”) dated December 21, 2007 which was previously sent to you.

Please read the instructions contained in the Letter of Transmittal and the Circular before carefully completing this Letter of Transmittal.

The Depositary (see the last page of the Letter of Transmittal for its address and telephone number) or your broker or other financial advisor will be able to assist you in completing the Letter of Transmittal.

Yours very truly,

/s/ Léon F. Gosselin
Léon F. Gosselin
Chairman of the Board